News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 13, 2025

 Seabridge Gold Files Second Quarter 2025 Report to Shareholders
and its Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and six months period ended June 30, 2025 on SEDAR+. To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  KSM field activities and partnership discussions continue to advance
  Drilling at Iskut's Snip North target confirms large copper-gold porphyry deposit
  2024 Sustainability Report posted
  Seabridge responds to petitions challenging substantially started designation
  Chief Gold Commissioner rejects Tudor Gold's application to rescind certain KSM tunnel rights
  2025 exploration program at 3 Aces underway

Financial Results

During the three-months ended June 30, 2025, Seabridge posted a net profit of $12.3 million ($0.12 per share) compared to a net profit of $45.2 million ($0.51 per share) for the same period in 2024. Lower net profit during the current period compared to the same period in 2024 was primarily related to the remeasurement of the secured note liabilities. For details on the accounting treatment of the secured note liabilities, please refer to Note 9 of the Company's June 30, 2025 financial statements. During the second quarter, Seabridge invested $21.1 million in mineral interests, property and equipment at its projects compared to $12.6 million invested in the second quarter of 2024. At June 30, 2024, net working capital was $103.1 million compared to $37.8 million at December 31, 2024.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711
Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com